Exhibit 3.3

CERTIFICATE OF INCORPORATIO
OF
HARVARD HOLDINGS
INTERNATIONAL, INC

FIRST: The name of the Corporation in HARVARD HOLDINGS INTERNATIONAL, INC

SECOND: The address of its Registered Office in the State of Delaware in 206 East Delaware Avenue, Newark, New Castle County, Delaware. The name of its Registered Agent at such address is Similex Incorporated.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organizes under the General Corporation Law of the State of Delaware.

FOURTH: The Corporation shall be authorized to issue one thousand (1,000) shares of voting no per common stock.

FIFTH: The name and mailing address of the Incorporator is as follows:
Similex Incorporated
206 East Delaware Avenue
Newark, Delaware 19711

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The power to make, alter, amend or repeal by-laws shall be in the Directors. The Directors shall have the power to alter or amend by resolution the rights, amounts, limitations or restrictions, etc, of any class of stock.

I, Everett P. Priestley, being the authorized officer of the Incorporator here and before named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate hereby and certifying that this is my act and deed and the facts herein stated are true and accordingly have hereunto set my hand this  15th day of September, 2006.

Similex Incorporated

By:	/s/
Everett P. Pristly
Vice President